UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ALEXZA PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))

Ferrer Pharma Inc.
a wholly owned subsidiary of
Ferrer Therapeutics, Inc.
a wholly owned subsidiary of
Grupo Ferrer Internacional, S.A.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

015384209
(CUSIP Number of Class of Securities)

Jorge Ramentol Massana
Grupo Ferrer Internacional, S.A.
Avenida Diagonal 549, 5th Floor
E-08029 Barcelona, Spain
(34) 936003-70
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Paul T. Schnell
Neil P. Stronski
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036
(212) 735-3000

CALCULATION OF FILING FEE
Transaction Valuation	Amount Of Filing Fee
Not Applicable*	Not Applicable*
*A filing fee is not required in connection with this filing as it relates solely to preliminary communication made before the commencement of a tender offer.

¨
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: N/A	Filing Party: N/A
	Form or Registration No.: N/A	Date Filed: N/A

x	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

x	third-party tender offer subject to Rule 14d-1.
¨	issuer tender offer subject to Rule 13e-4.
¨	going-private transaction subject to Rule 13e-3.
¨	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

¨	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
¨	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Statement”) relates solely to preliminary communications made before the commencement of a planned tender offer by Ferrer Pharma Inc. (“Purchaser”), a wholly owned subsidiary of Ferrer Therapeutics Inc., a wholly-owned subsidiary of Grupo Ferrer Internacional, S.A. (“Ferrer”) for all of the outstanding common stock of Alexza Pharmaceuticals, Inc. (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of May 9, 2016, among Purchaser, Ferrer and the Company.

The exhibit is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock described in this filing has not commenced. At the time the offer is commenced, Purchaser and Ferrer will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and the Company will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer. Purchaser and the Company intend to mail these documents to the stockholders of the Company. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials, as amended from time to time, will be made available to the Company’s stockholders at no expense to them at www.alexza.com. In addition, the tender offer materials and other documents that Ferrer files with the SEC will be made available to all stockholders of the Company free of charge at www.ferrer.com. Furthermore, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov. The Solicitation/Recommendation Statement and the other documents filed by Alexza with the SEC will be made available to all stockholders of Alexza free of charge at www.alexza.com and may also be obtained from Alexza upon written request to the Investor Relations Department, 2091 Stierlin Ct., Mountain View, CA 94043, telephone number +1(650) 944-7000.

EXHIBIT INDEX

99.1
Joint Press Release issued by Alexza Pharmaceuticals, Inc. and Grupo Ferrer Internacional S.A. on May 10, 2016 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Alexza Pharmaceuticals, Inc. on May 10, 2016)